CUSIP No. 253862 10 6	13D	Page 1 of 14 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

DIGITAL POWER CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

253862 10 6

(CUSIP Number)

Richard Abbe

Iroquois Capital Management, LLC

205 East 42nd Street, 20th Floor

New York, New York 10017

(212) 974-3070

Michael Adelstein, Esq.

Kelley Drye & Warren LLP

101 Park Avenue, 27 Floor

New York, New York 10178

(212) 808-7800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253862 10 6	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Iroquois Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 334,332 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 334,332 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 334,332 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (2)
14	TYPE OF REPORTING PERSON IA

(1)       This does not include certain Warrants that are not exercisable within 60 days of this Schedule 13D. Including such Warrants, and without regard to any beneficial ownership limitations on the Warrants pursuant to the terms therein, the Reporting Person has shared voting power, shared dispositive power and beneficial ownership of 584,332 Shares.

(2)       This does not include certain Warrants that are not exercisable within 60 days of this Schedule 13D. Including such Warrants, and without regard to any beneficial ownership limitations on the Warrants pursuant to the terms therein, the percentage of class represented by the amount in Row 11 is 5.0%.

CUSIP No. 253862 10 6	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Iroquois Capital Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,335 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 83,335 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,335 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (2)
14	TYPE OF REPORTING PERSON IA

(1)       This does not include certain Warrants that are not exercisable within 60 days of this Schedule 13D. Including such Warrants, the Reporting Person has sole voting power and sole dispositive power of 166,668 Shares.

(2)       This does not include certain Warrants that are not exercisable within 60 days of this Schedule 13D. Including such Warrants, the percentage of class represented by the amount in Row 11 is 1.5%.

CUSIP No. 253862 10 6	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 334,332 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 334,332 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 334,332 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (2)
14	TYPE OF REPORTING PERSON CO

(1)       This does not include certain Warrants that are not exercisable within 60 days of this Schedule 13D. Including such Warrant, and without regard to any beneficial ownership limitations on the Warrants pursuant to the terms therein, the Reporting Person has sole voting power, sole dispositive power and beneficial ownership of 584,332 Shares.

(2)       This does not include certain Warrants that are not exercisable within 60 days of this Schedule 13D. Including such Warrants, and without regard to any beneficial ownership limitations on the Warrants pursuant to the terms therein, the percentage of class represented by the amount in Row 11 is 5.0%.

CUSIP No. 253862 10 6	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 417,667 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 417,667 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,667 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% (2)
14	TYPE OF REPORTING PERSON IN, HC

(1)       This does not include certain Warrants that are not exercisable within 60 days of this Schedule 13D. Including such Warrants, and without regard to any beneficial ownership limitations on the Warrants pursuant to the terms therein, the Reporting Person has shared voting power, shared dispositive power and beneficial ownership of 751,000 Shares.

(2)       This does not include certain Warrants that are not exercisable within 60 days of this Schedule 13D. Including such Warrants, and without regard to any beneficial ownership limitations on the Warrants pursuant to the terms therein, the percentage of class represented by the amount in Row 11 is 6.4%.

CUSIP No. 253862 10 6	13D	Page 6 of 14 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). The Reporting Persons are voluntarily filing this Schedule 13D in connection with the occurrence of a default under the terms of a Convertible Note held by one of the Reporting Persons, and in anticipation of action that the Reporting Persons may take thereunder, as described in Item 4 of this Schedule 13D.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, no par value per share (the “Shares”), of Digital Power Corporation, a California corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 48430 Lakeview Blvd, Fremont, California 94534.

Item 2.	Identity and Background.

(a)        This statement is filed by:

(i)	Iroquois Capital Management, LLC, a Delaware limited liability company (“Iroquois Capital”), with respect to the Shares beneficially owned by it by virtue of its position as investment advisor to Iroquois Master Fund (as defined below) and the Shares which are issuable upon exercise of the Warrants directly and beneficially owned by it;

(ii)	Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (the “Iroquois Master Fund”), with respect to the Shares directly and beneficially owned by it and the Shares which are issuable upon exercise of the Warrants and upon conversion of the Convertible Note directly and beneficially owned by it;

(ii)	Iroquois Capital Investment Group LLC, a Delaware limited liability company (the “Iroquois Investment”), with respect to the Shares directly and beneficially owned by it and the Shares which are issuable upon exercise of the Warrants directly and beneficially owned by it;

(iv)	Richard Abbe, with respect to the Shares he beneficially owns as the Director of Iroquois Master Fund, President of Iroquois Capital and Managing Member of Iroquois Investment.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The filing of this statement on Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock.

(b)       The address of the principal office of each of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, New York 10017. The officers and directors of Iroquois Master Fund and their principal occupations and business addresses are set forth on Schedule A to this Schedule 13D and are incorporated by reference in this Item 2.

(c)       The principal business of Iroquois Capital is serving as an investment adviser that provides investment advisory services to Iroquois Master Fund. Iroquois Master Fund and Iroquois Investment each have been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The principal business of both Iroquois Master Fund and Iroquois Investment is serving as a private investment fund. The principal occupation of Mr. Abbe is serving as the President of Iroquois Capital. Mr. Abbe is also the Managing Member of Iroquois Investment.

CUSIP No. 253862 10 6	13D	Page 7 of 14 Pages

(d)  No Reporting Person, nor any person listed on Schedule A to this Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  No Reporting Person, nor any person listed on Schedule A to this Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Abbe and each of the other persons listed on Schedule A to this Schedule 13D is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares, Warrants and Convertible Note purchased by the Reporting Persons were purchased with working capital.

November 2016 Subscription

On November 15, 2016, the Issuer entered in a subscription agreement (the “November 2016 Subscription Agreement” with a number of different investors (the “November 2016 Offering,” including Iroquois Master Fund and Iroquois Investment, to purchase an aggregate of 901,666 units (the “Units”) at $0.60 per Unit for an aggregate purchase price of approximately $541,000. Each Unit consisted of one Share and one warrant to purchase one Share at an exercise price of $0.80 per Share (the “November 2016 Warrants”). In the November 2016 Offering, Iroquois Master Fund subscribed to 166,665 Units and Iroquois Investment subscribed to 83,335 Units. Under the terms of the November Subscription Agreement, Iroquois Master Fund, Iroquois Investment, and other investors who purchased at least $100,000 thereunder received the right to participate in the purchase of up to 50% of the securities offered by the Issuer in any future financing transactions, with limited exceptions.

In connection with the November 2016 Offering, the Issuer entered into a registration rights agreement with such investors (the “Registration Rights Agreement”). Pursuant thereto, the Issuer filed a registration statement on Form S-3 on December 21, 2016 (File No. 333-215237) which was declared effective by the Securities and Exchange Commission (the “SEC”) on January 9, 2017, which registered the Shares and the Shares underlying the November 2016 Warrants sold in the November 2016 Offering, including those comprising part of the Units subscribed to by Iroquois Master Fund and Iroquois Investment.

The November 2016 Warrants became exercisable on May 15, 2017 and entitle the holders to purchase Shares at an exercise price of $0.80 per share for a period of three years from the date of issuance. The November 2016 Warrants may be exercised for cash or, upon the failure to maintain an effective registration statement, on a cashless basis. The November 2016 Warrants are subject to a beneficial ownership limitation such that the holder may not acquire Shares upon the exercise thereof if the holder, with its affiliates, would beneficially own (as defined in the November 2016 Warrants) in excess of 4.99% of the number of Shares outstanding immediately after such exercise; provided, that such limitation may be decreased at any time by the holder, or may be increased up to 9.99% by the holder upon not less than 61 days’ prior written notice to the Issuer.

The foregoing are only brief descriptions of the material terms of the November 2016 Subscription Agreement, the November 2016 Warrants, and Registration Rights Agreement, which are filed as Exhibits 99.1, 99.2, and 99.3, respectively, and incorporated by reference herein. The foregoing descriptions are qualified in their entirety by reference to the full text of such exhibits.

CUSIP No. 253862 10 6	13D	Page 8 of 14 Pages

February 2017 Warrant

On February 15, 2017, Iroquois Master Fund and Iroquois Investment each acquired warrants to purchase 83,333 shares of Common Stock (collectively, the “February 2017 Warrants”). The February 2017 Warrants become exercisable on August 15, 2017 and entitle the holders to purchase Shares at an exercise price of $0.90 per share for a period of five years of the date of issuance. The February 2017 Warrants may be exercised for cash or on a cashless basis. The February 2017 Warrants are subject to a beneficial ownership limitation such that the holder may not acquire Shares upon the exercise thereof if the holder would beneficially own (as defined in the February 2017 Warrants) in excess of 4.99% of the number of Shares outstanding immediately after such exercise, or the holder, with its affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after such exercise; provided, that such limitation may be increased or decreased at any time by the holder upon not less than 61 days’ prior written notice to the Issuer.

The foregoing is only brief descriptions of the material terms of the February 2017 Warrant. The foregoing descriptions are qualified in their entirety by reference to the full text of the form of the February 2017 Warrant, which is filed as Exhibit 99.4 hereto and incorporated by reference herein.

April 5, 2017 Warrant

On April 5, 2017, Iroquois Master Fund acquired a warrant to purchase 83,333 shares of Common Stock (the “April 5, 2017 Warrant”). The April 5, 2017 Warrant becomes exercisable on October 5, 2017 and entitles the holder to purchase Shares at an exercise price of $0.90 per share for a period of five years of the date of issuance. The April 5, 2017 Warrant may be exercised for cash or on a cashless basis. The April 5, 2017 Warrant is subject to a beneficial ownership limitation such that the holder may not acquire Shares upon the exercise thereof if the holder would beneficially own (as defined in the April 5, 2017 Warrant) in excess of 4.99% of the number of Shares outstanding immediately after such exercise, or the holder, with its affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after such exercise; provided, that such limitation may be increased or decreased at any time by the holder upon not less than 61 days’ prior written notice to the Issuer.

The foregoing is only brief descriptions of the material terms of the April 5, 2017 Warrant. The foregoing descriptions are qualified in their entirety by reference to the full text of the form of the April 5, 2017 Warrant, which is filed as Exhibit 99.5 hereto and incorporated by reference herein.

April 17, 2017 Subscription

On April 17, 2017, Iroquois Master Fund entered in to a Securities Purchase Agreement the (“April 17, 2017 SPA”) with the Issuer, under which Iroquois Master Fund purchased a convertible promissory note (the “Convertible Note”) and a warrant to purchase up to 83,334 Shares at $0.90 per Share (the “April 17, 2017 Warrant”, and together with the November 2016 Warrants, the February 2017 Warrants, and the April 5, 2017 Warrant, the “Warrants”).

The Convertible Note has a principal amount of $125,000, with interest at 7% per annum, and matured on June 2, 2017. The Convertible Note is convertible into Common Stock at $0.75 per Share.

The April 17, 2017 Warrant becomes exercisable on October 17, 2017 and entitles the holder to purchase Shares at an exercise price of $0.90 per share for a period of five years of the date of issuance. Such exercise price is subject to adjustment for stock splits, stock dividends, combinations or similar events. The April 17, 2017 Warrant may be exercised for cash or, upon the failure to maintain an effective registration statement, on a cashless basis. The April 17, 2017 Warrant is subject to the same beneficial ownership limitation as the November 2016 Warrants.

The foregoing is only brief descriptions of the material terms of the April 17, 2017 SPA, April 17, 2017 Warrant and Convertible Note. The foregoing descriptions are qualified in their entirety by reference to the full text of the form of the April 17, 2017 SPA, April 17, 2017 Warrant and Convertible Note, which are filed as Exhibit 99.6, 99.7, and 99.9 respectively, hereto and incorporated by reference herein.

CUSIP No. 253862 10 6	13D	Page 9 of 14 Pages

Item 4.	Purpose of the Transaction.

On June 2, 2017, the maturity date of the Convertible Note occurred and the Company failed to pay the amounts outstanding under the Convertible Note. Consequently, as of the time of this filing the Convertible Note remains outstanding, a default has occurred under the Convertible Note and all amounts outstanding under Convertible Note are currently overdue. The Reporting Persons reserve the right to take any actions they deem appropriate in connection with such default, including without limitation, taking legal action, at the expense of the Issuer (as permitted by the terms and conditions of the Convertible Note) to obtain a cash payment of all of the Issuer’s obligations under the Convertible Note. As the permitted amount of legal expense reimbursement under the Convertible Note is unlimited, the aggregate maximum liability of the Issuer in connection with an enforcement action to obtain a cash payment of all of the Issuer’s obligations under the Convertible Note is impossible to determine as of the time of this filing and may exceed the $125,000 aggregate principal amount, plus interest thereon, of the Convertible Note.

On June 2, 2017, the maturity date of the Convertible Note, Iroquois Master Fund delivered a letter to Amos Kohn, President and Chief Executive Officer of the Issuer, which served as Notice of Default under the terms of the Convertible Note, a copy of which is filed as Exhibit 99.9 hereto and is incorporated by reference herein.

Although none of the Reporting Persons has any specific plan or proposal to acquire or dispose of the shares of Common Stock, each Reporting Person at any time and from time to time may (i) acquire additional securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer, (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer, depending upon the factors described below and/or other investment considerations, or (iv) exercise their rights, if any, as holders of the Notes and Warrants in connection with a bankruptcy case of the Issuer.

In addition, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may seek to influence or change the Issuer’s operations or business development plans, business strategy, management or directors, competitive position, capital structure or capital management policy, including, without limitation, through potential discussions with management, directors, other shareholders and noteholders, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties. Such matters and discussions may materially affect, and result in, the Reporting Persons modifying their investment in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer’s operations, governance, capitalization or strategic plans, or in proposing or engaging in one or more other actions set forth under subsections (a) through (j) of Item 4 of Schedule 13D. Factors that may influence the Reporting Persons’ actions include, but are not limited to, their views regarding the Issuer’s operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, price levels of the Common Stock, availability of funds, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.

Except as described herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported herein is based upon 11,059,301 Shares outstanding as of June 8, 2017, which includes (1) 9,216,853 Shares outstanding as of May 15, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 17, 2017; plus (2) 1,842,448 Shares issued pursuant to a Share Exchange Agreement, dated April 28, 2018, by and among the Issuer, Microphase Corporation and certain shareholders thereof, that closed on June 8, 2017, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 8, 2017. In addition, the percentage of Shares owned by the Reporting Persons includes Shares issuable upon the exercise of Warrants and/or conversion of the Convertible Note beneficially owned by such Reporting Persons. All of the Warrants are subject to beneficial ownership limitations as described in Item 3 hereunder.

CUSIP No. 253862 10 6	13D	Page 10 of 14 Pages

A.	Iroquois Capital

(a)	As of the date of this Schedule 13D, Iroquois Investment beneficially owns 334,332 Shares, which includes (i) 166,665 Shares which are issuable upon the exercise of the November 2016 Warrant owned by Iroquois Master Fund, (ii) 166,667 Shares which are issuable upon the conversion of the Convertible Note owned by Iroquois Master Fund, and (iii) 1,000 Shares owned by Iroquois Master Fund. This does not include an aggregate of 250,000 Shares which are issuable upon exercise of the February 2017 Warrant, April 5, 2017 Warrant and April 17, 2017 Warrant owned by Iroquois Master Fund, none of which is exercisable within 60 days of this Schedule 13D. Including such Warrants, and without regard to any beneficial ownership limitation on the Warrants, Iroquois Investment beneficially owns 584,332 Shares.

Percentage: Approximately 2.9%. Including Warrants that are not exercisable within 60 days of this Schedule 13D, and without regard to any beneficial ownership limitation on the Warrants, the percentage is approximately 5.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 334,332
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 334,332

(c)	Iroquois Capital has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Item 5(B)(c) of this Schedule 13D and are incorporated by reference herein.

B.	Iroquois Master Fund

(a)	As of the date of this Schedule 13D, Iroquois Master Fund directly and beneficially owns 334,332 Shares, which includes (i) 166,665 Shares which are issuable upon the exercise of Warrants owned by Iroquois Master Fund, (ii) 166,667 Shares which are issuable upon the conversion of the Convertible Note owned by Iroquois Master Fund, and (iii) 1,000 Shares owned by Iroquois Master Fund. This does not include an aggregate of 250,000 Shares which are issuable upon exercise of the February 2017 Warrant, April 5, 2017 Warrant and April 17, 2017 Warrant owned by Iroquois Master Fund, none of which is exercisable within 60 days of this Schedule 13D. Including such Warrants, and without regard to any beneficial ownership limitation on the Warrants, Iroquois Master Fund beneficially owns 584,332 Shares.

Percentage: Approximately 2.9%. Including Warrants that are not exercisable within 60 days of this Schedule 13D, and without regard to any beneficial ownership limitation on the Warrants, the percentage is approximately 5.0%.

(b)	1. Sole power to vote or direct vote: 334,332
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 334,332
4. Shared power to dispose or direct the disposition: 0

(c)	On April 27, 2017, Iroquois Master Fund acquired a Warrant to purchase 83,334 Shares and the Convertible Note convertible into 166,667 Shares, as described in Item 4 of this Schedule 13D. Iroquois Master Fund has not entered into any other transactions in the Shares during the past 60 days.

CUSIP No. 253862 10 6	13D	Page 11 of 14 Pages

B.	Iroquois Investment

(a)	As of the date of this Schedule 13D, Iroquois Investment directly and beneficially owns 83,335 Shares which are issuable upon the exercise of the November 2016 Warrant owned by Iroquois Investment. This does not include 83,333 Shares which are issuable upon exercise of the February 2017 Warrant owned by Iroquois Investment, which is not exercisable within 60 days of this Schedule 13D. Including such Warrants, Iroquois Investment beneficially owns 166,668 Shares.

Percentage: Approximately 0.8%. Including Warrants that are not exercisable within 60 days of this Schedule 13D, the percentage is approximately 1.5%.

(b)	1. Sole power to vote or direct vote: 83,333
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 83,333
4. Shared power to dispose or direct the disposition: 0

(c)	Iroquois Investment has not entered into any transactions in the Shares during the past 60 days.

D.	Richard Abbe

(a)	As of the date of this Schedule 13D, Mr. Abbe beneficially owns 417,667 Shares, which includes (i) 83,335 Shares which are issuable upon exercise of the November 2016 Warrant owned by Iroquois Investment, (ii) 166,665 Shares which are issuable upon the exercise of the November 2016 Warrant owned by Iroquois Master Fund, (iii) 166,667 Shares which are issuable upon the conversion of the Convertible Note owned by Iroquois Master Fund, and (iv) 1,000 Shares owned by Iroquois Master Fund. This does not include (i) 83,333 Shares which are issuable upon exercise of the February 2017 Warrant owned by Iroquois Investment, or (ii) an aggregate of 250,000 Shares which are issuable upon exercise of the February 2017 Warrant, April 5, 2017 Warrant and April 17, 2017 Warrant owned by Iroquois Master Fund, none of which is exercisable within 60 days of this Schedule 13D. Including such Warrants, and without regard to any beneficial ownership limitation on the Warrants, Mr. Abbe beneficially owns 751,000 Shares.

Percentage: Approximately 3.6%. Including Warrants that are not exercisable within 60 days of this Schedule 13D, and without regard to any beneficial ownership limitation on the Warrants, the percentage is approximately 6.4%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 417,667
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 417,667

(c)	Mr. Abbe has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Item 5(B)(c) of this Schedule 13D and are incorporated by reference herein.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP No. 253862 10 6	13D	Page 12 of 14 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 15, 2017 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.10 and is incorporated by reference herein.

Item 3 and Item 4 are incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Form of November 2016 Subscription Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed with the SEC on November 16, 2016)

99.2	Form of November 2016 Warrant (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed with the SEC on November 16, 2016)

99.3	Form of November 2016 Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer, filed with the SEC on November 16, 2016)

99.4	Form of February 2017 Warrant

99.5	Form of April 5, 2017 Warrant

99.6	Securities Purchase Agreement, dated April 17, 2017, by and between Iroquois Master Fund and the Issuer

99.7	Form of April 17, 2017 Warrant

99.8	Convertible Note dated April 17, 2017

99.9	Notice of Default, dated June 2, 2017, from Iroquois Master Fund to Amos Kohn, President and Chief Executive Officer of the Issuer

99.10	Joint Filing Agreement by and among Iroquois Capital, Iroquois Master Fund, Iroquois Investment and Richard Abbe, dated June 15, 2017

CUSIP No. 253862 10 6	13D	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 2017

IROQUOIS CAPITAL MANAGEMENT, LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

IROQUOIS MASTER FUND LTD

By:	Iroquois Capital Management, LLC,
its investment manager

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

IROQUOIS CAPITAL INVESTMENT GROUP LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	Managing Member

/s/ Richard Abbe
RICHARD ABBE

CUSIP No. 253862 10 6	13D	Page 14 of 14 Pages

SCHEDULE A

Directors of Iroquois Master Fund Ltd.

Name and Position	Present Principal Occupation	Business Address
Richard Abbe, Director	President of Iroquois Capital	205 East 42nd Street, 20th Floor, New York, New York 10017
Kimberly Page, Director	Chief Operating Officer and Compliance Officer of Iroquois Capital	205 East 42nd Street, 20th Floor, New York, New York 10017